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September 12, 2023
VIA EDGAR

Re:	Blue Owl Real Estate Net Lease Trust
Schedule TO-I Filed August 29, 2023
File No. 005-94150
Mr. David Plattner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Blue Owl Real Estate Net Lease Trust (the “Company”), we are providing the following responses to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated September 5, 2023 with respect to the Schedule TO-I filed by the Company on August 29, 2023 (SEC File No. 005-94150) (the “Schedule TO”). To assist your review, we have retyped the text of the Staff’s comment in italics below.
The Company intends to file Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which will include revisions to the Schedule TO and the exhibits thereto, including the Offer to Purchase dated August 29, 2023 (the “OTP”) in response to the Staff’s comments as described further below. Unless otherwise defined below, capitalized terms used below shall have the meanings given to them in the Schedule TO or the OTP, as applicable. The responses and information described below are based upon information provided to us by the Company.
Schedule TO-I filed August 29, 2023; Offer to Purchase
General
1.Three separate classes of common shares, worth an aggregate value of $69,037,467, are collectively sought in a single tender offer.  The elective combining of multiple classes of shares into a single class by the Company, however, is inconsistent with the framework and disclosure requirements of Rule 13e-4 of the Exchange Act and Regulation 14E.  The federal securities law requirements regulating tender offers apply on a class-by-class basis.  Consequently, it is unclear how the Company’s disclosure complies with Item 4 of Schedule TO, and more specifically, Item 1004(a)(1)(i) of Regulation M-A, given the

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failure to separately quantify the total number of shares of Class S, Class D, and Class I common shares sought.  In addition, it is equally unclear how the Company would calculate a percentage increase or decrease in the “class” of securities being sought under Rule 14e-1(b), or how it would be able to comply with the Rule 13e-4(f)(3) pro ration requirement. Please advise and/or revise.
The Company respectfully submits that Item 1004(a)(1)(i) of Regulation M-A requires that a tender offer include “the total number and class of securities sought in the offer.” The plain text of Item 1004(a)(1)(i) of Regulation M-A does not require a specific number of each class. The Company has disclosed the total amount of securities that will be repurchased in the Offer, so it believes its disclosure complies with Item 1004(a)(1)(i) of Regulation M-A. With respect to Rule 14e-1(b), the Company intends to offer to repurchase a fixed amount of securities of the three classes of common shares that will be repurchased in the Offer. The Company is not contemplating a percentage increase or decrease in the size of the Offer because the amount across the three classes of common shares is fixed. With respect to the Rule 13e-4(f)(3) pro ration requirement, the Company respectfully notes that, in the event of any proration, every shareholder’s repurchase request (regardless of class) would be prorated at the same level. For example, if the Company receives requests to repurchase double the amount of common shares being proposed to be repurchased in the Offer, each shareholder would have half of their shares repurchased, regardless of class.
Moreover, the Company respectfully submits that the Class S, Class D and Class I common shares are not separate “classes” of shares as contemplated by Item 4 of Schedule TO and Rule 1004(a)(1)(i) of Regulation M-A. While the term “class” is not defined by those provisions, Section 12(g)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) defines a class as “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” As discussed further below, the Company’s Class S, Class D and Class I shares have substantially similar characteristics and the holders have substantially identical rights and privileges and, accordingly, are not truly separate “classes” of shares in the typical sense.
The Class S, Class D and Class I shares have identical voting powers and substantially similar rights, preferences and privileges. These classes differ only with respect to distribution-related expenses that each class bears, the amount of which is driven by a shareholder’s arrangement that it has with the financial intermediary introducing the shareholder to the Company. Moreover, each class has equal rights to the underlying assets of the Company, and, were the Company to liquidate, Class S and Class D shares would automatically convert to Class I shares, after which liquidation proceeds would be shared ratably with each Class I shareholder in proportion to the number of outstanding Class I shares held by such shareholder. These substantially identical rights and privileges were described in the Company’s registration statement on Form 10 (the “Registration Statement”). Further, for purposes of counting holders of record to

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determine whether registration was required under Section 12(g) of the Exchange Act, the Company took a conservative approach and treated all classes of common shares as one class (i.e., the Company registered the Class S, Class D and Class I shares on the Registration Statement because there were greater than 2,000 holders of all of such classes collectively, rather than examining the number of holders of record on a class-by-class basis).
Furthermore, the Company’s proposed approach is commonly used by non-traded business development companies and non-traded closed-end funds. Additionally, the Company notes that it disclosed its proposed approach in the Registration Statement, which provided that: “Under the New Repurchase Plan, rather than repurchase Shares on a monthly basis, we intend to repurchase no more than 5% aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months). The 5% quarterly limitation under the New Repurchase Plan is the same as the 5% quarterly limitation in the Existing Repurchase Plan.” In its description of the “Existing Repurchase Plan” (as defined in the Registration Statement) in the Registration Statement, the Company disclosed that: “The aggregate NAV of total repurchases of Class S, Class D, and Class I Shares (including repurchases at certain non-U.S. investor access funds primarily created to hold our Shares) under the Existing Repurchase Plan is limited (i) to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and (ii) no more than 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV as of the end of the immediately preceding three months).” Accordingly, shareholders have been expecting the Company to offer liquidity based off of aggregate NAV (i.e., NAV aggregated across share classes), rather than on a class-by-class basis.
Finally, the Company respectfully submits that treating the Class S, Class D and Class I shares as separate classes of shares for purposes of the proration requirement of Rule 14e-4(f)(3) would be detrimental to shareholders. If proration of each group of tendered common shares were required under the Offer, treating the three groups as separate classes would offer less liquidity overall for shareholders and would create significant uncertainty. A hypothetical example helps illustrate the benefit to shareholders and the increased liquidity under the Company’s proposed structure as compared to treating each class separately. For example, if the Company offered to purchase $60 million of Class S, Class D and Class I shares collectively (as the Company has contemplated), and the Company received $30 million of repurchase requests for Class S shares, $10 million repurchase requests for Class D shares and $10 million repurchase requests for Class I shares, no proration would be required and the Company would repurchase the total requested amount of $50 million of Class S, Class D and Class I shares. Alternatively, if the Company employed the Staff’s proposed approach, treated each class separately and offered to purchase $20 million of Class S shares, $20 million of Class D shares and $20 million of Class I shares (still the same total of $60 million shares), and the Company received the same requests of $30 million repurchase requests for Class S shares, $10

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million repurchase requests for Class D shares and $10 million repurchase requests for Class I shares, the Class S shares would be subject to proration with only $20 million of the requested $30 million repurchased (and all requested Class D shares and Class I shares would be fully repurchased) and the total amount of shares repurchased would be $40 million (compared to $50 million in the Company’s currently contemplated approach). Accordingly, the Staff’s proposed approach would offer less liquidity and would be detrimental to shareholders.
In light of the foregoing, the Company believes it is in the best interests of the holders of the Company’s common shares and the investing public at large, and is consistent with the protections afforded under Item 4 of Schedule TO and Rule 1004(a)(1)(i) of Regulation M-A, to treat the Class S, Class D and Class I common shares as a single class of shares of the Company.
Notwithstanding the Company’s disagreement with the Staff’s interpretation of the tender offer rules, following dialogue with the Staff, the Company believes it would be in the best interest of the Company’s shareholders to avoid a delay to the Offer and to amend the Offer to address the Staff’s comment. Accordingly, the Company will revise the disclosure throughout the Schedule TO and OTP to reflect that the Company is now offering to purchase $32,997,183 of Class S common shares, $3,000,000 of Class D common shares, and $33,040,284 of Class I common shares, in each case along with the corresponding number of shares of each class that the Company is offering to purchase (collectively, the “Offers”).
2.We note the multiple references to Rule 13e-4(f)(1)(ii) in the Offer to Purchase. Please disclose how such rule operates so that shareholders understand its potential impact.
The Company will revise the disclosure on page 3 and throughout the OTP to clarify how Rule 13e-4(f)(1)(ii) operates. The revisions to page 3 and throughout the OTP will be as follows:
Additionally, if the amount of repurchase requests exceeds the number of Shares of the relevant class that we seek to repurchase, we may, in our sole discretion, repurchase up to an additional two percent (2%) of the ~~accept the additional duly tendered~~ Shares of the relevant class ~~permitted to be accepted~~ pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act~~,~~. Any repurchase of up to an additional two percent (2%) of the Shares of the relevant class pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act will not be deemed an “increase” in the percentage of the Shares of the relevant class being sought and, accordingly, we will not be required to provide a notice of increase in size of the Offers or to extend the Expiration Date.
3.We note the following disclosure on page 3: "Additionally, if the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we may, in our sole discretion, accept the additional duly tendered Shares permitted to be accepted pursuant

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to Rule 13e-4(f)(1)(ii) under the Exchange Act, and/or repurchase Shares on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn)." Similar statements appear elsewhere in the Offer to Purchase.  Please revise such disclosure to clarify that proration is not something within the discretion of the Company, but is rather a legal requirement under Rule 13e-4(f)(3) and must be carried out according to the rules set out in that provision.
The Company will revise the disclosure on page 3 and throughout the OTP to clarify that proration is a legal requirement under Rule 13e-4(f)(3) and must be carried out according to the rules set out in that provision. The revisions to page 3 and throughout the OTP are as described in our response to comment 2 and, additionally, are as follows:
If we determine not to repurchase an additional two percent (2%) of the Shares of the relevant class or, if after repurchasing such additional two percent (2%) there are still unsatisfied repurchase requests with respect to Shares of such class, we will repurchase Shares of such class on a pro rata basis in accordance with the number of Shares of such class tendered by each shareholder (and not timely withdrawn), as required by Rule 13e-4(f)(3) under the Exchange Act and in accordance with the rules in such provision.
Certain Conditions of the Offer, page 10
4.We note the following disclosure on page 10: "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition... " All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E.  Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control.  See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.
The Company will revise the disclosure on page 10 of the OTP accordingly. The revisions to page 10 are as follows:
The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (other than any deliberate action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time in our reasonable judgment.
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Please do not hesitate to call me at (212) 455-2516, Katharine Thompson at (202) 636-5860, or James Hahn at (202) 636-5502 with any questions or further comments regarding the Schedule TO, OTP or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission
David Plattner

Blue Owl Real Estate Net Lease Trust
Kevin Halleran